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FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83
THIS LETTER OMITS CONFIDENTIAL INFORMATION THAT HAS BEEN SEPARATELY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION
August 20, 2008
VIA EDGAR CORRESPONDENCE
Larry M. Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	Checkpoint Systems, Inc.
Form 10-K for period ending 12/30/2007, File No. 001-11257
Filed on February 28, 2008
Dear Mr. Spirgel:
     On behalf of our client, Checkpoint Systems, Inc. (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter on July 23, 2008, to the above-referenced filings. For your convenience, we have set forth each of the Staff’s original comments immediately preceding our response.
The Company’s Executive Compensation Program, page 18
1.	We have considered your response to comment four in our letter dated May 13, 2008; it is unclear from your response whether the compensation committee uses the surveys for benchmarking purposes. Please consider our guidance on benchmarking in Question 118.05 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at

August 20, 2008

www.sec.gov/divisions.corpfin/guidance/regs-kinterp.htm, and further explain to us whether you benchmark total compensation or any material element of compensation to the surveys. If so, you must identify the companies in the surveys. If you are unable to identify the companies, disclose this fact and explain why. Please confirm in your response letter that you will comply with our comment in future filings where the compensation committee uses the surveys to benchmark your named executive officers’ compensation. See Regulation S-K Item 402(b)(2)(xiv).

Response:

In future filings, the Company will continue to disclose peer group companies used for reference in setting compensation and, to the extent that the Company uses aggregate survey data as a basis for compensation decisions, rather than as general background for purposes of consistency, the Company will also identify each company included in such survey data.

In 2007, the Committee reviewed survey data comprising aggregated pooled data compiled from several hundred companies. While the Committee reviewed compensation levels and elements derived from this supplementary pooled data, the Committee did not see the identity of any of the surveyed companies and such aggregated data was reviewed only to ensure that the Company’s compensation levels and elements are consistent with market standards.
Annual Incentive, page 21
2.	We have considered your response to comment six in our letter dated May 13, 2008. Please provide a more comprehensive analysis as to why disclosure of each company-level performance target for the last fiscal year, including earnings per share, would cause you competitive harm when disclosure of the performance target will occur after the fiscal year has ended and actual company results will have been disclosed.

Response:
[CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 (17 CFR 200.83)]

August 20, 2008

[CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 (17 CFR 200.83)]

August 20, 2008

[CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 (17 CFR 200.83)]

August 20, 2008

[CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 (17 CFR 200.83)]

August 20, 2008

[CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 (17 CFR 200.83)]

August 20, 2008

[CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 (17 CFR 200.83)]

August 20, 2008

[CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 (17 CFR 200.83)]

August 20, 2008

[CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 (17 CFR 200.83)]
*     *     *     *     *
     If you have any questions or comments with regard to these responses or other matters, please call Joel Trotter at (202) 637-2165 or the undersigned at (202) 637-1070.

Very truly yours,
/s/ Alison K. Keith
Alison K. Keith
LATHAM & WATKINS LLP

cc:	Robert P. van der Merwe
    President & Chief Executive Officer
    Checkpoint Systems, Inc.
Raymond D. Andrews
    Senior Vice President & Chief Financial Officer
    Checkpoint Systems, Inc.
John Van Zile
    Senior Vice President, General Counsel & Secretary
Checkpoint Systems, Inc.